March 10, 2020

By Electronic Submission

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Tonya K. Aldave
Bonnie Baynes

Re:	IMARA Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed March 3, 2020
File No. 333-236465

Ladies and Gentlemen:

On behalf of IMARA Inc. (the “Company”), submitted herewith for filing is Amendment No. 2 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”) relating to the registration under the Securities Act of 1933, as amended (the “Securities Act”), of shares of common stock of the Company.

The Registration Statement is being filed in part to respond to comments contained in a letter, dated March 9, 2020 (the “Letter”), from the Staff (the “Staff”) of the Office of Life Sciences of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Rahul Ballal, the Company’s Chief Executive Officer, relating to the Registration Statement. The responses contained herein are based on information provided to us by representatives of the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement.

Amendment No. 1 to Form S-1 filed March 3, 2020

Notes to Consolidated Financial Statements

16. Subsequent Events, page F-28

1.	Please disclose the date through which subsequent events have been evaluated in accordance with ACS 855-10-50-1.

Securities and Exchange Commission

Division of Corporation Finance

March 10, 2020

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-28 of the Registration Statement.

If you have any further questions or comments, or if you require any additional information, please contact the undersigned by telephone at (617) 526-6393 or e-mail at cynthia.mazareas@wilmerhale.com. Thank you for your assistance.

Very truly yours,

/s/ Cynthia T. Mazareas
Cynthia T. Mazareas

cc:	Rahul Ballal, IMARA Inc.

Michael P. Gray, IMARA Inc.